UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Global Crossing Airlines Group, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

37960G

(CUSIP Number)

Edward J. Wegel

c/o Global Crossing Airlines Group, Inc.

Building 5A, Miami Int’l Airport

4200 NW 36th Street

Miami, FL33166

604 562-8690

Copies to:

Martin T. Schrier, Esq.

Cozen O’Connor

Southeast Financial Center

200 South Biscayne Blvd., Suite 3000

Miami, FL 33131

(305) 704-5940

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 37960G

1	NAMES OF REPORTING PERSONS Edward J. Wegel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3 below)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,413,244 (see Item 5 below) (1)
	8	SHARED VOTING POWER 508,750(1)
	9	SOLE DISPO(1) SITIVE POWER 5,413,244 (see Item 5 below) (1)
	10	SHARED DISPOSITIVE POWER 508,750(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,921,994 (1) (see Item 5 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.87% (see Item 5 below)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Includes 508,750 shares held by Mr. Wegel’s spouse, of which Mr. Wegel may be deemed to share beneficial ownership. The inclusion of these shares on this Schedule 13G shall not be deemed an admission that Mr. Wegel is, for purposes of Section 13(g) of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any securities held solely by Mr. Wegel’s spouse, and Mr. Wegel disclaims beneficial ownership thereof.

Item 1. Security and Issuer.

This Statement relates to the common stock, par value $0.001 per share (“Common Stock”), of Global Crossing Airlines Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at Building 5A, Miami Int’l Airport, 4200 NW 36th Street, Miami, FL 33166.

Item 2. Identity and Background.

(a)	Name: Edward J. Wegel (the “Reporting Person”)

(b)	Business Address: The Reporting Person’s business address is c/o Global Crossing Airlines Group, Inc., Building 5A, Miami Int’l Airport, 4200 NW 36th Street, Miami, FL 33166.

(c)	Principal Occupation or Employment: The Reporting Person’s principal occupation is serving as Chairman and Chief Executive Officer of the Issuer.

(d)	Criminal Proceedings: During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Civil Proceedings: During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Considerations.

The Reporting Person has not engaged in any other transactions in the Issuer’s Common Stock, including no sales or purchases of the Common Stock.

The information set forth in Item 4 is incorporated by reference herein.

Item 4. Purpose of Transaction.

As described in Item 3 above, the Reporting Person acquired the securities identified in this Statement in connection with his service as an officer and director of the Issuer.

The Reporting Person beneficially owns 5,921,994 shares of Common Stock of the Issuer, with such total being comprised of (1) 5,305,910 shares of ordinary Common Stock; (2) options (“Options”) to purchase 107,344 shares of Common Stock that are exercisable as of the date hereof or within 60 days; and (3) 508,750 shares owned by Mr.Wegel’s spouse. The Reporting Person owns 33,135,851 of the Common Stock, calculated based on 17.87% shares of Common Stock outstanding as of February 28, 2023 and assuming that the shares of Common Stock underlying the Options and RSUs are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).

The securities described in this Statement are being held by the Reporting Person for investment purposes. The Reporting Person may acquire additional Common Stock of the Issuer through compensatory grants by the Issuer or through public or private purchases. The Reporting Person may exercise the stock options described in Item 3 above and subsequently dispose of the underlying Common Stock or otherwise acquire or dispose of additional securities of the Issuer, to the extent deemed advisable in light of his general investment strategies, market conditions, or other factors.

In the ordinary course of his duties as Chief Executive Officer and as the Chairman of the Board of Directors of the Issuer, the Reporting Person has and expects in the future to discuss and to make decisions regarding plans or proposals with respect to the matters specified in clauses (a) through (j) of this Item 4 with the Issuer.

Except as described in this Statement or in his capacity as Chief Executive Officer or the Chairman of the Board of Directors of the Issuer, the Reporting Person has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries.

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) Any material change in the present capitalization or dividend policy of the issuer.

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940.

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association.

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The information set forth in Items 5 and 6 are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

(a)

The Reporting Person beneficially owns 5,921,994 shares of Common Stock of the Issuer, with such total being comprised of (1) 5,305,910 shares of ordinary Common Stock; (2) Options to purchase 107,344 shares of Common Stock that are exercisable as of the date hereof or within 60 days; and (3) 508,750 shares owned by Mr. Wegel’s spouse. The Reporting Person owns 33,135,851 of the Common Stock, calculated based on 17.87% shares of Common Stock outstanding as of February 28, 2023 and assuming that the shares of Common Stock underlying the Options and RSUs are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i).

(b)	The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition, 107,334 shares of Common Stock of the Issuer underlying the Options.

(c)	The Reporting Person has not effected any transaction in the Common Stock of the Issuer in the past sixty days.

(d)

No person, other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the Common Stock underlying the Options identified in this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The RSUs were granted pursuant to Global Crossing Airlines Group Inc. Restricted Share Unit Plan. The Options were issued pursuant to Global Crossing Airlines Group Inc. Incentive Stock Option Plan. The form of Stock Option Agreement was filed as Exhibit 10.19 to the Amendment No. 1 to Form S-1 filed with the Securities and Exchange Commission on December 13, 2021.

Except as set forth above or set forth in the exhibits, there are no other contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

The information set forth in Item 4, 5 and 7 is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2023

/s/ Edward Wegel
Name:	Edward Wegel

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).